Exhibit 99.3
Performance of Wipro Limited for Quarter and Year ended March 31, 2009 April 22, 2009 Suresh C Senapaty Executive Director & Chief Financial Officer 22 April 2009 © 2008 Wipro Ltd — Confidential

Financial Summary of Quarter ended March 31, 2009 (Indian GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,452 13% Profits Before Interest & Tax 1,147 16% Profits After Tax 1,010 15% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY IT Services 4,932 20% 1,073 24% IT Products 870 11% 37 -1% Consumer Care & Lighting 516 7% 68 8%

Financial Summary of Year ended March 31, 2009 (Indian GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 25,544 28% Profits Before Interest & Tax 4,400 25% Profits After Tax 3,899 19% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY IT Services 19,166 31% 4,032 29% IT Products 3,455 31% 148 21% Consumer Care & Lighting 2,083 37% 255 34%

Highlights for the Quarter – IT Services • IT Services Revenue based on constant currency exchange rate at $1,058Mn ahead of guidance of $1,045Mn • IT Services Revenue in dollar terms was $1,046Mn, a sequential de-growth of 4.9% (de-growth of 3.8% in constant currency) and YoY growth of 8.7% in constant currency • IT Services added 20 new clients in the quarter • Revenues from Fixed Price Projects improved sequentially by 210bps while Offshore mix rose 195bps sequentially • Onsite rates moved up 2.6% on a yoy basis, while offshore rates moved up 3.1% on a yoy basis • The strong operational performance has resulted in a good performance on margins in the current quarter. We have sequentially improved margins by 120 basis points, adjusted for one time PDD impact

Revenue Dynamics – IT Services Vertical distribution (Q4’09) Geographical distribution (Q4’09) 8% Technology, Media & 4% US 8% Telecom 27% 2% 18% Financial Services Europe Manufacturing & Japan Healthcare 25% Retail & Transportation India & Middle East 61% business Energy & Utilities 21% Other Emerging Markets 26% Verticals: ??Retail & Transportation business grew 33% YoY in constant currency??Manufacturing & Healthcare grew by 12% YoY in constant currency ??CMSP grew by 7% YoY in constant currency YoY, while Financial Solutions grew 12.5% YoY in constant currency Geography: ??Europe grew 11% YoY in constant currency while U.S grew 4% YoY in constant currency ??India and Middle East business grew 31% YoY in constant currency Differentiated Services: ??Package implementation grew 19% YoY while Testing grew 15% YoY

IT Services – Client Metrics ??2 accounts with revenues greater than USD100Mn for the year ending March 31, 2009 ??USD 50Mn+ accounts grew to 17 in Q409 from 16 in Q309 on trailing 12 month basis Awards and Recognition: ??Continued to gain recognition from analysts for excellence, being cited as a Leader in The Forrester Wave: Global IT infrastructure Outsourcing, Q1 2009 (April 2009)??Achieved ‘highest average rating’ among Indian Service Providers to provide value-added business process redesign and management by IDC in the report titled Competitive Analysis on Business Process Outsourcing Players in India, March 2009??Rated India’s number one Green Brand and among the Top 5 Global Green brands in the world by Greenpeace’s “Guide to Greener Electronics” ranking??Wipro BPO recognized as the Best New BPO Locator of the year at the International Information and Communications Technology (ICT) Awards, held recently in Manila

IT Services – Deal Wins ??Saw the steady addition of customers across industries and geographies this quarter: o Our India & Middle East business saw significant business traction. The quarter saw the largest win in the area of e-governance from ESIC – Employee State Insurance corporation, a deal valued at Rs.1,182 crores (6 and 1/2 year engagement) which will see Wipro modernizing and automating the entire healthcare benefits administration set up to deliver better services to millions of subscribers of ESIC o In the Financial Services space, Wipro won a multi-year multi-million dollar deal spread over Data IT and BPO with one of the world’s leading Financial Services firm. The deal is geographically spread across the continents o Friends Provident signed a multi-year contract with Wipro for the provision of IT Application Development and Support services o Selected as Strategic partner by the University of Canberra to optimize and support the IT landscape and business processes of the University

IT Services – Deal Wins contd... o Wipro BPO entered into a multi-year strategic relationship with ATCO I-Tek, a leading provider of IT and BPO services to the Utility Vertical in the Canadian marketplace to provide joint delivery of Customer Care Services and to pursue new opportunities in the Utility Business Process Outsourcing market o Won a multi-million dollar engagement with a leading International Tobacco giant. As an Infrastructure Managed services partner, Wipro will support their single instance business critical global systems and the infrastructure on which they run o During the quarter Wipro won a large strategic project from a leading Far Eastern airline to enhance their MRO Materials Management System. Wipro won a multi-million dollar engagement with a leading International Tobacco giant. As an Infrastructure Managed services partner, Wipro will support their single instance business critical global systems and the infrastructure on which they run

Other Highlights Wipro Consumer Care and Lighting (WCCL) • For the quarter, Wipro Consumer Care and Lighting (including Unza) recorded Revenues of Rs. 5,164Mn, a growth of 7% YoY and PBIT of Rs. 683 million, a growth of 8% YoY • SANTOOR, our flagship brand has No.1 position in South India with 16% market share in value terms (Jan/Feb’09). All India market share increases to 8.4% (vs. 7.9% last year) • Unza Products Enchanteur and Romano launched in India and doing well • New Range of open office architecture furniture launched • Our International acquisition “UNZA” continues to deliver good value growths in Malaysia, Indonesia, Indo China and Middle East. Constant currency growth rate for FY09 is 13% -ahead of Industry growth rates for South East Asian markets Wipro Infrastructure Engineering (WIN) • Wipro Infrastructure Engineering impacted by the sharp global slowdown in investment in multiple sectors, driven by economic uncertainty • Fundamentals of the sector remains intact, with investments targeted across India, China and US for revival of economies • Continue to invest with focus on increasing global market share, and Water and Renewable energy

Summary • Results reflect solid execution in a subdued environment resulting in industry leading growth; FY09 saw 18.5% YoY growth and 22.3% YoY growth on constant currency basis • Strong growth in Retail and Manufacturing verticals, while Service lines demonstrate continued traction • Deal pipeline and customer relationships remain strong • Strong operational performance resulted in a 120bps increase in margins in IT business, despite volume drops and pricing pressure • Confident that our broad portfolio of services, ability to execute and deliver value to the customer, coupled with increased focus on productivity, makes us well-positioned to emerge stronger than before • Other businesses well geared to capitalize on growth opportunities

Looking Ahead Looking ahead, for the quarter ending June 30, 2009, we expect the Revenue from our IT Services business to be in the range $1009*Mn to $1025*Mn *based on constant currency exchange rates Constant Currency Exchange Rate GBP to USD 1.43 Eur to USD 1.31 USD to INR 50.25

Supplemental Data Financial Results as per US GAAP Key Operating Metrics in IT Services Key Client Metrics 12

Financial Summary of Quarter ended March 31, 2009 (U.S GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,546 17% Profits Before Interest & Tax 1,085 11% Profits After Tax 907 4% Non GAAP PAT 965 10% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY IT Services 4,928 20% 1,027 23% IT Products 918 27% 37 15% Consumer Care & Lighting 480 0% 62 1% 13

Financial Summary of Year ended March 31, 2009 (U.S GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 25,456 29% Profits Before Interest & Tax 4,139 23% Profits After Tax 3,441 7% Non GAAP PAT 3766 17% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY IT Services 19,119 31% 3,881 27% IT Products 3,342 36% 122 40% Consumer Care & Lighting 1,924 32% 229 25% 14

Key Operating Metrics in IT Services for Quarter ended March 31, 2009 Particulars Q4 09 Q3 09 Q4 08 Revenue Break-down: Technology, Media & Telecom 27.3% 29.0% 31.5% Financial Services 26.0% 26.0% 24.9% Manufacturing & Healthcare 20.7% 19.4% 19.6% Retail & Transportation 18.2% 17.5% 15.1% E&U 7.8% 8.1% 8.9% Geography Break-down: US 60.5% 60.0% 59.4% Europe 25.5% 26.1% 27.1% Japan 2.3% 2.4% 2.6% India & Middle East business 7.7% 7.5% 7.5% Other Emerging Markets 4.0% 4.0% 3.4% People related No of people IT Services 61,196 60,605 62,070 BPO Services 22,824 21,578 20,445 India / Middle East IT Services 13,790 14,782 13,052 Total 97,810 96,965 95,567 Net Addition during the quarter IT Services 591 (1092) 1,983 BPO Services 1246 (226) 355 India / Middle East IT Services (992) 731 1,473 Total 845 (587) 3,811 15

Key Operating Metrics in IT Services for Quarter ended March 31, 2009 Particulars Q4 09 Q3 09 Q4 08 Customer Concentration Top Customer 2.4% 2.5% 2.5% Top 5 10.8% 11.3% 11.4% Top 10 19.7% 20.2% 20.8% Active Customers 863 882 927 No. of New Customers 20 31 48 Revenue from New Customers 3.2% 3.3% 3.2% Onsite Revenue (IT Services) 51.2% 53.2% 54.2% Off Shore Revenue (IT Services) 48.8% 46.8% 45.8% Customer Size Distribution >$ 50 M 17 16 11 $20- 50Mn 36 36 33 $10 -$20Mn 40 37 36 $5 -$10Mn 60 62 49 $3-$ 5Mn 67 80 64 $1-$3Mn 207 205 169 Total >$1Mn 427 436 362 16